

SECURIT ION

10035253

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-53493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Five Mile Capital Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Tresser Boulevard, 9th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gennaro J. Fulvio (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Mile Capital Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Finop

Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013



Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2009

CONTENTS


GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Mile Capital Securities LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 25, 2010

Five Mile Capital Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash	$575,724
Receivable from broker-dealer	11,259
Other assets	7,639
Total assets	$594,622
Liabilities and member's capital	
Payable to Parent	$166,063
Accrued expenses	2,134
Total liabilities	168,197
Member's capital	426,425
Total liabilities and members' capital	$594,622

The accompanying notes are an integral part of this statement.

Five Mile Capital Securities LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenue	
Placement fees	$ 906,656
Other	10,180
Total revenue	916,836
Expenses	
Servicer fees	822,383
Travel and entertainment	255,091
Professional fees	98,933
Other	8,364
Total expense	1,184,771
Net loss	$ (267,935)

The accompanying notes are an integral part of this statement.

Five Mile Capital Securities LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2009

Member's capital - January 1, 2009	$ 694,360
Net loss	(267,935)
Member's capital - December 31, 2009	$ 426,425

The accompanying notes are an integral part of this statement.

Five Mile Capital Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$(267,935)
Adjustments to reconcile net income to net cash used in operating activities	
Decrease in other assets	144
Decrease in payable to Parent	(28,655)
Decrease in accrued expenses	(7,867)
Net cash used in operating activities and net decrease in cash	(304,313)
Cash at beginning of year	880,037
Cash at end of year	$ 575,724

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the state of Delaware since February 23, 2001, and registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since March 2002. The Company was acquired by, and became a wholly owned subsidiary of, Five Mile Capital Partners LLC (the "Parent") on September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds (the "Funds") managed by its Parent (see Note E). The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash*

The Company maintains a cash deposit at a major financial institution, in excess of federal deposit insurance levels.

2. *Receivable from Broker-Dealer*

The Company introduces its customer transactions to Penson Financial Services, Inc. ("Penson"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. At December 31, 2009, the receivable from broker-dealer reflected on the statement of financial condition represents the clearing deposit with Penson.

3. *Income Taxes*

The Company is recognized as a sole member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a sole member LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by the members of its Parent on their tax returns.

NOTE B (continued)

4. *Estimates and Indemnifications*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

5. *Recent Accounting Pronouncements*

In May 2009, the Financial Accounting Standards Board ("FASB") issued guidance on subsequent events (originally issued as SFAS No. 165 and now referred to as ASC 855). The guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The guidance is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of the provisions of ASC 855 did not change subsequent events that the Company will identify and disclose. In accordance with the provisions of ASC 855, the Company has evaluated subsequent events through February 25, 2010, which is the date on which the Company's financial statements were issued.

In June 2009, the FASB issued guidance on the Accounting Standards Codification ("ASC") and the hierarchy of generally accepted accounting principles (issued as SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162") which established the FASB Accounting Standards Codification ("Codification") as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative US GAAP for SEC registrants. The Codification will supersede all the existing

NOTE B (continued)

non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the guidance effective with the issuance of its December 31, 2009 financial statements. As the guidance is limited to the manner in which the Company refers to US GAAP authoritative literature there was no material impact on the Company's financial statements.

In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-06, *Income Taxes (Topic 740) - Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* ("ASU 2009-06") which amended Accounting Standards Codification Subtopic 740-10, "Income Taxes - Overall." The updated guidance considers an entity's assertion that it is a tax-exempt not for profit or a pass through entity as a tax position that requires evaluation under Subtopic 740-10. In addition, ASU 2009-06 provided implementation guidance on the attribution of income taxes to entities and owners. The revised guidance is effective for periods ending after September 15, 2009. The adoption of ASU 2009-06 did not have a material impact on the Company's financial statements.

NOTE C - RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $418,786, which exceeded the minimum requirement of $11,213 by $407,573. The Company's ratio of aggregate indebtedness to net capital ratio was 0.40 to 1 at December 31, 2009.

NOTE D (continued)

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE E - FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Under separate Placement Agent Agreements dated February 28, 2007, the Company acts as the private placement agent for Five Mile Capital Partners II LP ("Partners"), FMCP II Principals LP ("Principals") and Five Mile Capital Partners II (AIV) LP ("Partners AIV"), funds managed by the Parent. In accordance with the Placement Agent Agreements, the Company may offer, sell and issue interests from time to time. As stipulated in the Placement Agent Agreements with both Partners and Partners AIV, the Company earns an annual fee of 0.375% of the committed capital from each respective entity from investors introduced by the Company. The placement fee accrues on a daily basis and is paid by the Parent quarterly, to the Company on behalf of Partners and Partners AIV for a period of four years. The Company does not earn a fee for the Placement Agent Agreement with Principals. For the year ended December 31, 2009, the Company received $906,656 in fees related to these services.

In addition, under the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), the Company provided the Parent and its affiliated funds, with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information.

The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company. Allocated expenses for the year ended December 31, 2009 amounted to $822,383. Such amount is reflected in the statement of operations as "Servicer fees."

In the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company. As of December 31, 2009, the Company owed the Parent $166,063 for such expenses.

SUPPLEMENTAL SCHEDULES

Five Mile Capital Securities LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

Computation of net capital	
Member's capital	$426,425
Nonallowable assets	
Other assets	(7,639)
Net capital	418,786
Minimum net capital requirement	
6-2/3% of aggregate indebtedness (minimum $5,000)	11,213
Excess net capital	$407,573
Aggregate indebtedness	
Accrued expenses	$ 2,134
Payable to Parent	166,063
Total aggregate indebtedness	$168,197
Ratio of aggregate indebtedness to net capital	0.40

Statement pursuant to paragraph (d)(4) of Rule 17a-5
There are no material differences between the above capital computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Focus filing.

Five Mile Capital Securities LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and, accordingly, is exempt under the provisions of 15c3-3k(2)(ii).



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Five Mile Capital Securities LLC

In planning and performing our audit of the financial statements of Five Mile Capital Securities LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the Practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Grant Thornton LLP

New York, New York
February 25, 2010